UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42869

Megan Holdings Limited

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No. 1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

As previously disclosed, on May 12, 2026, Megan Holdings Limited (the “Company”) received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is not in compliance with Nasdaq’s minimum bid price requirement. Nasdaq provided the Company with a 180 calendar days compliance period, or until November 9, 2026, in which to regain compliance with Nasdaq continued listing requirement.

On July 13, 2026, the shareholders of the Company approved, among other things, the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at an aggregate ratio not exceeding 1-for-400, with the exact ratio and effective date of any such consolidation to be determined by the board of directors of the Company (the “Board”). On July 17, 2026, the Board approved a share consolidation ratio of 1-for-30 (the “Share Consolidation”). The reverse stock split was subsequently approved by Nasdaq to take effect on September 17, 2026, on Nasdaq Capital Market.

On October 1, 2026, the Company received a letter from Nasdaq confirming that the Company regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. For ten consecutive business days, beginning from September 17, 2026 to September 30, 2026, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater, and therefore the Company has regained compliance with the Nasdaq Capital Market’s listing requirements, effective October 1, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Megan Holdings Limited

By:	/s/ Hoo Wei Sern
Name:	Hoo Wei Sern
Title:	Executive Chairman, Chief Executive Officer and Executive Director

Date: October 5, 2026

2